UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025 (Report No. 2)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

On May 17, 2025, IceCure Medical Ltd. (the “Company”) entered, as borrower, into that certain unsecured loan agreement with Epoch Partner Investments Limited (“Epoch”), as lender, pursuant to which the Company received a bridge loan (the “Bridge Loan”) in the amount of $2,000,000 (the “Principal Amount”).

The Bridge Loan sets forth that the Principal Amount will bear interest at the rate equal to the interest rate of a 12-month U.S. Treasury bond in effect as of the May 17, 2025 (the “Effective Date”), calculated on the basis of a 365-day year from the date of disbursement of the principal amount until the date of the actual repayment. The Principal Amount, together with any accrued interest (the “Loan Amount”), shall be repaid by the Company to Epoch no later than one calendar year from the Effective Date (the “Due Date”). The Loan Amount may be repaid at any time before the Due Date, without any early repayment penalty.

If the Company were to raise money before the Due Date in an equity transaction, other than through its at-the-market offering facility or in any other equity line, the amount raised from such equity transaction, up to the Loan Amount, shall be used for prepayment of the Loan Amount, where the balance would be repaid on the Due Date. Such prepayment of the Loan Amount is subject to Epoch’s participation in such an equity transaction. If the Company were to raise capital in a way other than its at-the-market offering facility or in any other equity line, Epoch undertakes that it will participate in such capital raising with an amount of no less than the outstanding Loan Amount, so long as any Loan Amount remains outstanding.

The Company shall use the Principal Amount for any purpose determined by the board of directors of the Company.

As of the date of this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”), Epoch beneficially owns approximately 44% of the Company’s issued and outstanding ordinary shares. Mr. Li Haixiang, who is a director on the board of directors of the Company, is the sole director of Epoch and has the voting and dispositive power over the ordinary shares in the Company that are held by Epoch.

The foregoing description of the Bridge Loan is not complete and is qualified in its entirety by reference to the full text of the Bridge Loan, which is included as Exhibit 10.1 to this Form 6-K and incorporated by reference herein.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-267272 and 333-258660) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620, and 333-281587), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Unsecured Loan Agreement, dated May 17, 2025, by and between IceCure Medical Ltd. and Epoch Partner Investments Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: May 21, 2025	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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